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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.         )*
REPLIDYNE, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
76028W107

(CUSIP Number)
November 14, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76028W107	13G	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James A. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,391,455

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,391,455

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,391,455

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	76028W107	13G	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RRC Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,005,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,005,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,005,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	76028W107	13G	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RRC Bio Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,005,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,005,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,005,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76028W107	13G	Page	5	of	9	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Risk Reward Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		386,455

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		386,455

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	386,455

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signature

CUSIP No.	76028W107	13G	Page	6	of	9	Pages
Item 1.
(a) Name of Issuer: Replidyne, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 1450 Infinite Drive, Louisville, Colorado 80027.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by James A. Silverman, RRC Management, LLC, RRC Bio Fund, L.P. and Risk Reward Capital Management, Inc., who are collectively referred to as the “Reporting Persons.” Mr. Silverman (the “Manager”) is the manager of RRC Management, LLC (“Capital”), which is the sole general partner of RRC Bio Fund, L.P. (the “Fund”). The Manager is also the president of Risk Reward Capital Management, Inc. (“Risk Reward”), which serves as investment adviser to a number of discretionary accounts. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 217R Concord Avenue, Cambridge, MA 02138.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. Risk Reward is a Delaware corporation. The Manager is a U.S. citizen.
(d) Title and Class of Securities: Common stock, $0.001 par value (“Common Stock”).
(e) CUSIP Number: 76028W107.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership
In the aggregate, the Reporting Persons beneficially own 1,391,455 shares of the Common Stock of the Issuer, representing approximately 5.1% of such class of securities. The beneficial ownership of each Reporting Person is as follows: the Manager, as president of Risk Reward and as manager of Capital, the sole general partner of the Fund, beneficially owns 1,391,455 shares of Common Stock of the Issuer, representing approximately 5.1% of such class of securities. The Fund and Capital each beneficially own 1,005,000 shares of the Common Stock of the Issuer, representing approximately 3.7% of the class. Risk Reward, as investment adviser for a number of discretionary accounts, beneficially owns 386,455 shares of Common Stock of the Issuer held by such discretionary accounts, representing approximately 1.4% of such class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a

CUSIP No.	76028W107	13G	Page	7	of	9	Pages
total of 27,109,556 shares of Common Stock of the Issuer outstanding as of October 23, 2008, as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2008.
The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund (as described above). Risk Reward, as manager of each of the separate discretionary accounts which holds shares of the Issuer’s Common Stock, has the power to vote and dispose of the shares held beneficially by Risk Reward (as described above). The Manager, by virtue of his position as manager of Capital and president of Risk Reward, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.

CUSIP No.	76028W107	13G	Page	8	of	9	Pages
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	76028W107	13G	Page	9	of	9	Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 15, 2008

RRC BIO FUND, L.P.

By: RRC Management, LLC
General Partner

By: /s/ James A. Silverman James A. Silverman Manager

RRC MANAGEMENT, LLC

By: /s/ James A. Silverman James A. Silverman
Manager

RISK REWARD CAPITAL MANAGEMENT, INC.

By: /s/ James A. Silverman James A. Silverman
President

/s/ James A. Silverman James A. Silverman

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of December 15, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Replidyne, Inc. and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

RRC BIO FUND, L.P.

By: RRC Management, LLC
General Partner

By: /s/ James A. Silverman James A. Silverman
Manager

RRC MANAGEMENT, LLC

By: /s/ James A. Silverman James A. Silverman
Manager

RISK REWARD CAPITAL MANAGEMENT, INC.

By: /s/ James A. Silverman James A. Silverman
President

/s/ James A. Silverman James A. Silverman